FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Within the framework of Enel Chile’s Just Energy Transition Strategy, on September 30, 2022, its subsidiary Enel Generación Chile permanently disconnected Unit 2 (350 MW) of its Bocamina power plant facility located in the city of Coronel, the last of its two thermal generation units. This makes the Company the first coal-free electricity generation company in Chile. The disconnection of Bocamina takes place 18 years sooner than initially established by the National Decarbonization Agreement, a challenge that the Company committed to in 2019.

▪	On August 18, 2022, the National Electricity Coordinator in Chile authorized Enel Chile’s subsidiary, Enel Green Power Chile, to begin commercial operations of its Azabache photovoltaic power plant (61 MW) that is the first hybrid renewable power plant in Chile because it operates along with Valle de Los Vientos wind park (90 MW). On September 7, Enel Chile was authorized to begin commercial operations of Sol de Lila photovoltaic power plant (161 MW), which uses cutting-edge bifacial solar technology to capture solar radiation more efficiently.

▪	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 149,442 million profit as of September 2022, significantly more than the Ch$ 48,403 million booked as of September 2021, mainly explained by an increase in electricity and gas sales in its Generation business in addition to higher financial results. Net income for Q3 2022 reached a Ch$ 100,246 million profit, which represents a significant improvement when compared to the Ch$ 15,037 million loss booked in Q3 2021, reflecting the increase in electricity and gas sales in its Generation business during Q3 2022.

▪	When excluding the extraordinary effects related to Bocamina II and the expenses booked in 2021 related to the Group’s 2021-2024 digitization strategy, the Company’s net income increased 141.4% to Ch$ 184,646 million as of September 2022, compared to the Ch$ 76,499 million adjusted net income as of September 2021. When making the same adjustments to quarterly figures, net income for Q3 2022 reached Ch$ 100,575 million compared to a Ch$ 9,312 million adjusted loss in Q3 2021.

▪	Operating revenues increased 55.9% to Ch$ 3,212,347 million as of September 2022, mainly due to higher physical energy sales and a higher average sales price when expressed in Chilean pesos in both the Generation and Distribution & Networks business segments, in addition to greater gas sales in the Generation business. Similarly, operating revenues for Q3 2022 increased 66.8% to Ch$ 1,297,054 million primarily explained by the increase in electricity and gas sales in the Generation business.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

▪	Procurement and services costs amounted to Ch$ 2,559,051 million as of September 2022, representing a 74.8% increase compared to the same period of 2021, primarily related to higher electricity purchase costs due to both greater physical purchases and a higher average purchase price in both the Generation and Distribution & Networks business segments, also greater costs of gas sales, and higher fuel consumption costs due to greater thermal electricity dispatch and higher commodity prices in the Generation business. Operating costs during Q3 2022 followed a similar trend, increasing from Ch$ 641,862 million in Q3 2021 to Ch$ 996,076 million in Q3 2022.

▪	As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 414,630 million as of September 2022, a 17.0% increase when compared to September 2021. When excluding the extraordinary effects mentioned previously, Enel Chile’s EBITDA increased 17.9% to Ch$ 466,179 million. During Q3 2022, EBITDA improved Ch$ 146,345 million to Ch$ 206,920 million when compared to Q3 2021. When excluding extraordinary effects, EBITDA for Q3 2022 reached Ch$ 207,402 million compared to Ch$ 68,956 million adjusted EBITDA for Q3 2021.

▪	Financial results improved Ch$ 51,547 million to a Ch$ 70,434 million expense as of September 2022, mainly explained by greater financial income and a greater profit from exchange rate differences. During Q3 2022, financial results amounted to a Ch$ 24,058 million expense, a Ch$ 5,125 million lower expense than in Q3 2021, due to greater profit from exchange rate differences.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 16,520 GWh as of September 2022, 19.7% (+2,718 GWh) more than the same period of last year, mainly explained by higher dispatch of combined cycle power plants and greater hydroelectric and solar electricity generation during 2022. Net electricity generation during Q3 2022 amounted to 6,291 GWh, which is 36.0% (+1,667 GWh) higher than the figure for Q3 2021 mainly due to greater hydroelectric and solar generation.

▪	Physical energy sales amounted to 23,989 GWh as of September 2022, 15.5% (+3,224 GWh) more than the same period of last year, mainly explained by higher sales to unregulated customers, primarily new unregulated contracts, in addition to greater sales to regulated customers. During Q3 2022, physical electricity sales increased 6.9% (+523 GWh) to 8,123 GWh mainly due to higher sales to regulated customers.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

▪	Consequently, operating revenues reached Ch$ 2,469,195 million as of September 2022, a 74.5% increase when compared to September 2021 primarily due to higher physical energy sales, a higher average energy sales price when expressed in Chilean pesos and also greater gas sales. Similarly, during Q3 2022, operating revenues increased 85.9% to Ch$ 1,019,627 million.

▪	Procurement and services costs increased 101.5% to Ch$ 1,993,791 million as of September 2022, mainly explained by higher electricity purchase costs due to both greater physical purchases and a higher average purchase price, higher gas sales costs, and higher fuel consumption costs due to greater thermal electricity dispatch and higher commodity prices. In Q3 2022, procurement and services costs amounted to Ch$ 767,782 million, 60.5% more than the respective amount for Q3 2021.

▪	Given the above described, the Generation business segment’s EBITDA as of September 30, 2022 increased 14.7% to Ch$ 338,385 million when compared to the same period of 2021. During Q3 2022, EBITDA reached Ch$ 197,239 million, representing a significant improvement when compared to the Ch$ 28,924 million for the same period of 2021.

	Cumulative			Quarterly
Physical Data	Sep-22	Sep-21	% Change	Q3 2022	Q3 2021	% Change

Total Sales (GWh)	23,989	20,765	15.5%	8,123	7,601	6.9%
Total Generation (GWh)	16,520	13,802	19.7%	6,291	4,624	36.0%

Distribution & Networks

▪  Physical sales increased 6.5% (+806 GWh) to 13,258 GWh as of September 2022, when compared to the same period of 2021, mainly explained by greater sales to residential customers and greater tolls revenue. During Q3 2022, the business continued recovering, leading physical sales to increase 5.8% (+254 GWh) to a total 4,635 GWh.

▪  The total number of customers grew 1.7% to 2,069,386 clients as of September 2022, mainly residential customers. On the other hand, energy losses improved 2.7% going from 5.25% in September 2021 to 5.11% in September 2022.

▪  Operating revenues reached Ch$ 1,071,401 million as of September 2022, 23.6% higher than the figure for the same period of 2021, mainly due to a higher average sales price when expressed in Chilean pesos due to a greater exchange rate effect and also, higher physical sales. During Q3 2022, operating revenues followed a similar trend increasing 33.4% to Ch$ 413,258 million mainly as a result of the higher average sales price.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

▪	Procurement and services costs increased 25.7% to Ch$ 876,190 million, mainly due to higher energy purchase costs as a consequence of the higher average purchase price when expressed in Chilean pesos and also higher physical energy purchases needed to satisfy greater electricity demand. During Q3 2022, procurement and services costs increased 44.9% to Ch$ 354,645 million, mainly due to a higher average purchase price.

▪  Consequently, EBITDA of the Distribution & Networks business increased 43.0% to Ch$ 118,593 million when compared to September 2021. On the other hand, quarterly EBITDA went from Ch$ 39,757 million in Q3 2021 to Ch$ 29,052 million in Q3 2022 due to higher energy purchase costs and other variable procurement and services costs.

	Cumulative			Quarterly
Physical Data	Sep-22	Sep-21	% Change	Q3 2022	Q3 2021	% Change

Total Sales (GWh)	13,258	12,452	6.5%	4,635	4,381	5.8%
Number of Customers	2,069,386	2,034,323	1.7%	2,069,386	2,034,323	1.7%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 1,003 million to US$ 6,008 million as of September 2022, when compared to the balance as of December 2021. This variation is explained by:

•	The disbursement of 100% of the US$ 300 million intercompany credit line obtained by Enel Chile from Enel Finance International (US$ 200 million disbursed in February 2022 and US$ 100 million in March 2022).
•	The disbursement of 100% of the new US$ 300 million credit line obtained by Enel Chile from Nova-Scotia and Mizuho (US$ 150 million disbursed in April 2022 and US$ 150 million disbursed in May 2022).
•	The disbursement of 100% of the intercompany credit line obtained by Enel Chile from Enel Finance International for US$ 150 million (US$ 100 million disbursed in June 2022 and US$ 50 million disbursed in July 2022).
•	The disbursement of 100% of the intercompany credit line obtained by Enel Chile from Enel Finance International for US$ 250 million (two disbursements in August 2022, the first for US$ 150 million and the second for US$ 100 million).
•	A US$ 25 million increase in rental liabilities (IFRS 16).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

These transactions were partly offset by the US$ 21 million amortization of Enel Generación Chile’s local H and M bonds.

Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents	: US$ 245 million.
•	Undisbursed committed credit lines	: US$ 135 million.

The average cost of Enel Chile’s debt declined from 4.4% in December 2021, to 3.9% in September 2022.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 316 million and US$ 310 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 450 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law created a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 would be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price would be named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices would be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. These accounts receivables are to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On August 2, 2022, Law No. 21,472 was published, which created a Tariff Stabilization Fund and establishes a New Transitional Electricity Price Stabilization Mechanism for Customers Subject to Price Regulation. This Law establishes a customer protection mechanism that will have the purpose of paying the differences that occur between the prices of the respective regulated supply contracts and the stabilized tariff. The objective is to prevent the rise in electricity bills in the year 2022 and to allow gradual rises over the next decade. The differences will be covered by a transitory fund of US$ 1,800 million, through a new instrument called Payment Document, issued on a monthly basis by the General Treasury of the Republic to the electric power generation companies, in US dollars, resettable, assignable, with a maximum maturity date of December 2032 and with a state guarantee.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

This fund will be financed through an additional charge to final customers segmented by consumption levels, where customers whose monthly consumption is less than 350 kWh will be exempt from the charge, as will micro and small companies with monthly consumption of up to 1,000 kWh.

The Fund is managed by Chile’s treasury department ,Tesorería General de la República, and is to be in place until December 31, 2032 and will receive a US$ 20 million fiscal contribution on a yearly basis. The amount accumulated in excess of the US$1,350 million fund established in Law 21,185 is considered to be subject to this new mechanism established by Law 21,472.

>	To comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the spin-off of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business.

Sale of Enel Transmisión Chile S.A.:

>       On July 28, 2022 Enel Chile signed a Stock Purchase Agreement agreeing to sell its entire 99.09% ownership share of Enel Transmisión Chile S.A. to Sociedad Transmisora Metropolitana SpA, controlled by Inversiones Saesa Ltda. (the Sale). The Sale and subsequent transfer of shares is subject to certain conditions precedent, which includes the approval of the transaction by Chile’s national economic prosecutor’s office, Fiscalía Nacional Económica (“FNE” in its Spanish acronym) as established by Decree-Law 211/1973. Pursuant to Securities Market Law 18,045, the Sale will be carried out as a Public Tender Offer of 100% of Enel Transmission Chile S.A. shares.

Consequently, the assets and liabilities of Enel Transmisión Chile S.A. have been classified as Available-for-sale in Enel Chile´s Consolidated Financial Statements as established by IFRS 5 “Non-current assets held for sale and discontinued operations”.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,086 MW[1] gross installed capacity as of September 30, 2022. Generation business assets are diversified but concentrate on renewable energy, which represents 74% of Enel Chile’s total installed capacity. Hydroelectric power amounts to 3,518 MW, thermal power that operates using gas or fuel oil amounts to 2,083 MW, solar generation capacity amounts to 1,762 MW, wind generation power amounts to 642 MW installed capacity, and geothermal power amounts to 81 MW installed capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of September 30, 2022, and 2021:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-22	Sep-21	% Change	Q3 2022	Q3 2021	% Change	Sep-22	Sep-21

Sistema Eléctrico Nacional (SEN)	23,989	20,765	15.5%	8,123	7,601	6.9%	41.7%	37.1%

Distribution & Networks Segment

Our Dsitribution & Networks business is carried out by our subsidiaries Enel Distribución Chile and Enel Transmisión Chile.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies in Chile.

Enel Transmisión Chile was created on January 1, 2021, from the spin-off of Enel Distribución Chile and received all assets and liabilities of Enel Distribución Chile’s electricity transmission business, including the subsidiary Empresa de Transmisión Chena S.A[2]. This spin-off was carried out to comply with the amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose.

1 Includes the additional 441 MW capacity added during the first nine months of 2022, the sale of Diego de Almagro power plant (-23.8 MW), the adjustment to the power capacity of Abanico power plant (-42.8 MW), the disconnection of Bocamina 2 (-350 MW), and the increase in capacity of Tal Tal TG power plants (+2.6 MW) and Sauzal power plant (+0.5 MW). Additional capacity: when the first circuit of a wind turbine/photovoltaic park is connected to the grid and begins to generate electricity and all wind turbines/photovoltaic parks are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

2 The extraordinary Board of Directors meeting of Enel Transmisión Chile S.A. held on October 20, 2021, unanimously, by the members present, agreed to purchase the minority ownership share held by Enel Colina S.A. of Empresa de Transmisión Chena S.A.. As a result of this transaction, Empresa de Transmisión Chena S.A. became wholly owned by Enel Transmisión Chile S.A. Consequently, on November 1, 2021, the merger became effective and Empresa de Transmisión Chena S.A. was absorbed without liquidation by Enel Transmisión Chile S.A.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

The following chart summarizes the accumulated and quarterly physical information of our Networks business segment for the period ended September 30, 2022, and 2021:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Sep-22	Sep-21	% Change	Q3 2022	Q3 2021	% Change	Sep-22	Sep-21

Distribution & Networks Business	13,258	12,452	6.5%	4,635	4,381	5.8%	5.11%	5.25%

Other Information	Sep-22	Sep-21	% Change

Number of Customers	2,069,386	2,034,323	1.7%
Customers/Employees	3,048	3,245	-6.1%

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of September 30, 2022, and 2021:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Sep-22	Sep-21	Sep-22	Sep-21	Sep-22	Sep-21

Generation:	1,888,792	1,276,832	(318,862)	(219,532)	1,569,930	1,057,300
Regulated customers	831,689	607,139	(293,152)	(211,800)	538,537	395,339
Non regulated customers	956,232	615,212	(25,710)	(7,732)	930,522	607,480
Spot market	100,871	54,481			100,871	54,481
Distribution & Networks:	988,096	788,923	(8,398)	-	979,698	788,923
Residential	549,683	436,848	-		549,683	436,848
Commercial	262,037	210,670	-		262,037	210,670
Industrial	82,403	71,278	-		82,403	71,278
Other	93,973	70,127	(8,398)		85,575	70,127
Less: Consolidation adjustments	(327,260)	(219,532)	-	-	-	-

Total Energy sales	2,549,628	1,846,223	(327,260)	(219,532)	2,549,628	1,846,223

Million Chilean pesos variation in Ch$ and %	703,405	38.10%	-	-	703,405	38.10%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021

Generation:	692,758	475,211	(131,197)	(80,797)	561,561	394,414
Regulated customers	331,138	222,503	(119,261)	(76,436)	211,877	146,067
Non regulated customers	313,419	220,559	(11,936)	(4,361)	301,483	216,198
Spot market	48,201	32,149	-	-	48,201	32,149
Distribution & Networks:	390,750	279,826	(8,398)	-	382,352	279,826
Residential	220,692	166,342	-	-	220,692	166,342
Commercial	100,536	68,785	-	-	100,536	68,785
Industrial	28,501	21,989	-	-	28,501	21,989
Other	41,021	22,710	(8,398)	-	32,623	22,710
Less: Consolidation adjustments	(139,595)	(80,797)	-	-	-	-

Total Energy sales	943,913	674,240	(139,595)	(80,797)	943,913	674,240

Million Chilean pesos variation in Ch$ and %	269,673	40.00%	-	-	269,673	40.00%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of September 30, 2022, reached a Ch$ 149,442 million profit, which represents a Ch$ 101,039 million increase when compared to the same period of 2021. Regarding the results of Q3 2022, net income attributable to the shareholders of Enel Chile reached a Ch$ 100,246 million profit, Ch$ 115,282 million more than the loss recorded for Q3 2021.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of September 30, 2022, and 2021:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-22	Sep-21	Change	% Change	Q3 2022	Q3 2021	Change	% Change

REVENUES	3,212,347	2,060,379	1,151,968	55.9%	1,297,054	777,465	519,589	66.8%
Sales	3,108,560	2,034,350	1,074,210	52.8%	1,273,149	762,779	510,370	66.9%
Other operating revenues	103,787	26,029	77,758	298.7%	23,905	14,685	9,219	62.8%
PROCUREMENT AND SERVICES	(2,559,051)	(1,464,245)	(1,094,805)	74.8%	(996,076)	(641,862)	(354,214)	55.2%
Energy purchases	(1,433,553)	(941,348)	(492,204)	52.3%	(497,209)	(392,231)	(104,978)	26.8%
Fuel consumption	(487,759)	(251,348)	(236,411)	94.1%	(175,284)	(127,115)	(48,169)	37.9%
Transportation expenses	(203,094)	(117,086)	(86,008)	73.5%	(70,807)	(48,173)	(22,634)	47.0%
Other variable procurement and service cost	(434,645)	(154,463)	(280,182)	181.4%	(252,776)	(74,343)	(178,433)	240.0%
CONTRIBUTION MARGIN	653,297	596,134	57,163	9.6%	300,978	135,603	165,376	122.0%
Other work performed by entity and capitalized	27,514	19,876	7,638	38.4%	11,861	5,611	6,250	111.4%
Employee benefits expense	(117,939)	(128,593)	10,654	(8.3%)	(43,566)	(34,173)	(9,394)	27.5%
Other fixed operating expenses	(148,242)	(133,002)	(15,240)	11.5%	(62,353)	(46,467)	(15,886)	34.2%
GROSS OPERATING INCOME (EBITDA)	414,630	354,414	60,215	17.0%	206,920	60,574	146,345	241.6%
Depreciation and amortization	(174,965)	(154,610)	(20,356)	13.2%	(58,978)	(53,406)	(5,572)	10.4%
Impairment loss (Reversal) for applying IFRS 9	(17,239)	(9,802)	(7,437)	75.9%	(1,746)	(2,328)	582	(25.0%)
OPERATING INCOME (EBIT)	222,425	190,003	32,422	17.1%	146,195	4,841	141,355	N/A
FINANCIAL RESULT	(70,434)	(121,981)	51,547	(42.3%)	(24,058)	(29,183)	5,125	(17.6%)
Financial income	44,615	17,655	26,959	152.7%	14,344	6,609	7,735	117.0%
Financial costs	(143,462)	(136,789)	(6,672)	4.9%	(62,894)	(36,277)	(26,617)	73.4%
Gain (Loss) for indexed assets and liabilities	8,297	2,874	5,423	188.7%	1,226	1,901	(675)	(35.5%)
Foreign currency exchange differences, net	20,116	(5,721)	25,837	N/A	23,265	(1,417)	24,682	N/A
OTHER NON-OPERATING RESULTS	3,880	525	3,355	N/A	1,420	208	1,211	N/A
Net Income from other investments	98	105	(7)	(7.1%)	-	105	(105)	(100.0%)
Net Income from sale of assets	811	-	811	N/A	-	-	-	N/A
Share of profit (loss) of associates accounted for using the equity method	2,972	420	2,552	N/A	1,420	103	1,317	N/A
NET INCOME BEFORE TAXES	155,871	68,547	87,324	127.4%	123,556	(24,134)	147,691	N/A
Income Tax	14,709	(9,665)	24,374	(252.2%)	(10,298)	10,872	(21,171)	(194.7%)

NET INCOME	170,581	58,882	111,698	189.7%	113,258	(13,262)	126,520	N/A
Shareholders of the parent company	149,442	48,403	101,039	208.7%	100,246	(15,037)	115,282	N/A
Non-controlling interest	21,138	10,479	10,660	101.7%	13,012	1,774	11,238	N/A

Earning per share (Ch$ /share)*	2.16	0.70	1.46	208.7%	1.45	(0.22)	1.67	N/A

(*) As of September 30, 2022 and September 30, 2021 the average number of paid and subscribed shares was 69,166,557,220.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

EBITDA:

Consolidated EBITDA of Enel Chile as of September 30, 2022, amounted to Ch$ 414,630 million, which represents a 17.0% increase when compared to Ch$ 354,414 million for the same period of the previous year. This improvement is primarily explained by higher electricity sales in both our Generation and Distribution & Networks businesses in addition to greater gas sales, partially offset by the higher operating costs mainly in our Generation business due to greater energy purchases, higher fuel consumption costs and other variable procurement costs.

Consolidated EBITDA for Q3 2022 amounted to Ch$ 206,920 million, which represents a Ch$ 146,345 million increase when compared to the Q3 2021, mainly explained by greater electricity sales in the Generation business in addition to greater gas sales.

Accumulated and quarterly operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended September 30, 2022, and 2021, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Sep-22	Sep-21	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Generation business revenues	2,469,195	1,415,175	1,054,020	74.5%	1,019,627	548,391	471,235	85.9%
Distribution & Networks business revenues	1,071,401	866,988	204,413	23.6%	413,258	309,697	103,561	33.4%
Less: consolidation adjustments and other activities	(328,248)	(221,784)	(106,464)	48.0%	(135,831)	(80,624)	(55,206)	68.5%
Total Consolidated Revenues	3,212,347	2,060,379	1,151,968	55.9%	1,297,054	777,465	519,589	66.8%

Generation business costs	(1,993,791)	(989,329)	(1,004,462)	101.5%	(767,782)	(478,280)	(289,501)	60.5%
Distribution & Networks business costs	(876,190)	(697,148)	(179,042)	25.7%	(354,645)	(244,681)	(109,964)	44.9%
Less: consolidation adjustments and other activities	310,930	222,232	88,698	39.9%	126,351	81,100	45,251	55.8%
Total Consolidated Procurement and Services Costs	(2,559,051)	(1,464,245)	(1,094,805)	74.8%	(996,076)	(641,862)	(354,214)	55.2%

Personnel Expenses	(38,761)	(47,178)	8,418	(17.8%)	(12,425)	(13,993)	1,568	(11.2%)
Other expenses by nature	(98,259)	(83,589)	(14,670)	17.6%	(42,181)	(27,194)	(14,986)	55.1%
Total Generation business	(137,019)	(130,767)	(6,252)	4.8%	(54,606)	(41,187)	(13,419)	32.6%
Personnel Expenses	(17,345)	(29,442)	12,097	(41.1%)	(5,795)	(5,259)	(537)	10.2%
Other expenses by nature	(59,273)	(57,448)	(1,825)	3.2%	(23,766)	(20,000)	(3,766)	18.8%
Total Distribution & Networks business	(76,617)	(86,890)	10,273	(11.8%)	(29,561)	(25,259)	(4,302)	17.0%
Less: consolidation adjustments and other activities	(25,031)	(24,062)	(968)	4.0%	(9,892)	(8,583)	(1,309)	15.3%

EBITDA, by business segment
Generation business EBITDA	338,385	295,079	43,306	14.7%	197,239	28,924	168,315	N/A
Distribution & Networks business EBITDA	118,593	82,950	35,643	43.0%	29,052	39,757	(10,705)	(26.9%)
Less: consolidation adjustments and other activities	(42,349)	(23,614)	(18,734)	79.3%	(19,371)	(8,107)	(11,265)	139.0%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	414,630	354,414	60,215	17.0%	206,920	60,574	146,345	241.6%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Generation Business EBITDA

EBITDA of the Generation Business Segment reached Ch$ 338,385 million as of September 30, 2022, which represents a Ch$ 43,306 million, or 14.7%, increase when compared to the same period of 2021. EBITDA of this business segment during Q3 2022 climbed Ch$ 168,315 million when compared to the same quarter of 2021.

The main variables that explain this result are described below:

▪	Operating revenues as of September 30, 2022, amounted to Ch$ 2,469,195 million, which represents a Ch$ 1,054,020 million, or 74.5% increase when compared to September 2021, mainly due to the following:

>	Greater energy sales amounting to Ch$ 616,985 million, mainly explained by: (i) a positive price effect for Ch$ 445,291 million primarily related to the depreciation of the local currency / US dollar exchange rate during the period; (ii) +3,224 GWh greater physical sales amounting to Ch$ 194,889 million due to greater physical sales to unregulated customers (+1,579 GWh), primarily related to new customer contracts, to regulated customers (+1,350 GWh), and spot market sales (+295 GWh), and (iii) higher ancillary services revenue for Ch$ 21,484 million related to safety and service quality. These effects were partially offset by lower revenue from commodity hedges for Ch$ 44,679 million.

>	Greater other sales for Ch$ 351,501 million mainly due to an increase in gas sales revenue for Ch$ 351,386 million.

>	Greater other operating revenue for Ch$ 85,111 million, mainly due to: (i) greater revenue related to commodity derivatives for Ch$ 61,785 million, and (ii) greater revenue from regasification services for Ch$ 22,546 million

During the Q3 2022, operating revenues amounted to Ch$ 1,019,627 million, which represents a Ch$ 471,235 million increase when compared to Q3 2021. This variation is mainly explained by:

>	A Ch$ 219,409 million increase in energy sales mainly explained by: (i) an increase in the average sales price when expressed in Chilean pesos for Ch$ 172,076 million; (ii) a Ch$ 43,651 million equivalent to +523 GWh increase in physical sales (+544 GWh to regulated customers, +9 GWh on the spot market, and -30 GWh to unregulated customers), and (iii) greater ancillary services revenue for Ch$ 23,879 million. These effects were partly offset by lower revenue from commodity hedges for Ch$ 20,196 million.

>	Greater other sales for Ch$ 237,107 million, mainly due to an increase in gas sales revenue for Ch$ 236,831 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022
>	Greater other operating revenue for Ch$ 14,225 million, mainly greater revenue related to greater regasification services for Ch$ 15,430 million.

▪  Operating costs reached Ch$ 1,993,791 million as of September 30, 2022, a Ch$ 1,004,462 million increase when compared to the same period of 2021 due to the following:

>	A Ch$ 409,155 million increase in energy purchases, mainly greater physical energy purchases on the spot market (+407 GWh) and from other electricity generation companies (+99 GWh), mainly due to the need to satisfy greater electricity demand of both regulated and unregulated customers in addition to a higher average purchase price due to electricity industry conditions.

>	A Ch$ 266,087 million increase in other procurement and services costs mainly due to: (i) higher gas commercialization cost of sales for Ch$ 246,181 million, (ii) higher thermal power plant emissions tax for Ch$ 8,603 million, (iii) higher commodity hedging costs for Ch$ 6,258 million, (iv) higher temporary facility rentals for Ch$ 2,823 million, and (v) higher various generation input costs (water, chemicals, etc.) for Ch$ 2,222 million.

>	A Ch$ 237,083 million increase in fuel consumption costs mainly due to (i) higher gas consumption costs for Ch$ 188,302 million, primarily related to greater gas-fired electricity generation during the period and also a higher average gas price; (ii) a Ch$ 27,661 million increase in impairment losses on coal inventories and Ch$ 665 million on diesel oil inventories, both related to the disconnection of Central Bocamina II impaired during the second quarter of 2020, (iii) higher coal consumption costs amounting to Ch$ 18,662 million mainly due to a higher average purchase price offset by the lower volume of coal consumed, and (iv) higher fuel oil consumption costs for Ch$ 11,243 million mainly due to a higher average purchase price. The above was partially offset by lower commodity hedging costs for Ch$ 9,408 million.

>	A Ch$ 92,137 million increase in transportation costs mainly due to: (i) higher tolls amounting to Ch$ 49,051 million primarily related to higher Tariff Revenue (“IT” in its Spanish acronym) costs as a consequence of higher marginal costs amounting to Ch$ 52,793 million, partially offset by a Ch$ 8,858 million cost reduction related to the AAT tariff adjustment (Ajuste de Armonización Tarifaria, “AAT” in its Spanish acronym) of the zonal transmission system, and lower costs resulting from the resettlements of the contract with Transmisora Eléctrica de Quillota S.A. for Ch$ 2,593 million; (ii) higher gas regasification costs for Ch$ 34,765 million, and (iii) higher gas transportation costs for Ch$ 8,321 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Operating costs during Q3 2022 reached Ch$ 767,782 million, which represents a Ch$ 289,501 million increase when compared to the same quarter of 2021, mainly due to the following:

>	Higher other variable procurement and services costs for Ch$ 168,052 million, explained by: (i) greater gas commercialization cost of sales for Ch$ 154,573 million, (ii) higher thermal power plant emissions tax for Ch$ 5,197 million, (iii) greater commodity hedging derivative costs for Ch$ 5,754 million; and (iv) higher temporary facility rentals for Ch$ 2,823 million.

>	Higher fuel consumption costs for Ch$ 48,841 million mainly due to (i) higher gas consumption costs for Ch$ 58,851 million related to greater gas-fired electricity generation, and (ii) a Ch$ 9,251 million increase in coal consumption costs. These effects were partially offset by: (i) lower fuel oil consumption costs for Ch$ 7,575 million, (ii) a Ch$ 7,384 million lower impairment loss on coal inventories, and (iii) lower commodity hedging derivative costs for Ch$ 4,322 million.

>	A Ch$ 44,327 million increase in energy purchases mainly due to a higher average purchase price due to electricity industry market conditions in spite of the reduction in physical energy purchases (-1,144 GWh).

>	A Ch$ 28,281 million increase in transportation costs, mainly explained by: (i) higher tolls for Ch$ 14,701 million, (ii) higher regasification costs for Ch$ 10,558 million; and (iii) higher gas transportation costs for Ch$ 3,022 million.

▪  Personnel expenses (after capitalized personnel costs) reached Ch$ 38,761 million as of September 30, 2022, which represents a Ch$ 8,418 million decrease when compared to the same period of 2021 mainly due to: (i) a Ch$ 6,887 million reduction in the Company’s restructuring costs related to the Group’s digitalization strategy for 2021-2024; and (ii) greater capitalization of personnel expenses amounting to Ch$ 6,636 million primarily related to EGP Chile projects. These effects were partly offset by a higher expense on salaries for Ch$ 4,758 million, mainly related to salary reviews and indexation.

During Q3 2022, personnel expenses (after capitalized personnel costs) amounted to Ch$ 12,415 million, which represents a Ch$ 1,568 million decrease when compared to the same quarter of 2021, mainly explained by greater capitalization of personnel expenses for Ch$ 5,529 million. This effect is partially offset by: (i) a Ch$ 2,135 million increase in salaries; and (ii) a Ch$ 1,741 million greater expense related to a collective bargaining related bonus.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

▪  Other expenses as of September 30, 2022, amounted to Ch$ 98,259 million, which represents a Ch$ 14,670 million increase when compared to September 2021 mainly due to: (i) a Ch$ 5,779 million increase in professional services primarily related to EGP Chile projects under development and in operations, (ii) a Ch$ 4,521 million increase in maintenance and repair services, (iii) a Ch$ 3,102 million increase in materials, primarily purchases of photovoltaic panels and other materials for EGP Chile projects, and (iv) a Ch$ 1,315 million increase in insurance policy expenses.

Other expenses in Q3 2022 amounted to Ch$ 42,181 million, which represents a Ch$ 14,986 million increase when compared to the same quarter of last year, mainly due to (i) a Ch$ 5,716 million increase in professional services primarily related to EGP Chile projects under development and in operations, (ii) a Ch$ 3,460 million increase in maintenance and repair services, (iii) a Ch$ 3,247 million increase in administrative and technical support services, (iv) a Ch$ 1,864 million increase in materials purchases, and (v) a Ch$ 614 million increase in insurance policies.

Distribution & Networks Business EBITDA:

EBITDA of the Distribution & Networks Business reached Ch$ 118,593 million for the period ended September 30, 2022, which represents a Ch$ 35,643 million, or 43.0%, increase when compared to the same period of last year. EBITDA for Q3 2022 of this business segment decreased Ch$ 10,705 million, or 26.9%, when compared to the same quarter of 2021.

The main variables that explain this outcome are described below:

▪	Operating revenues for the period ended September 30, 2022, amounted to Ch$ 1,071,401 million, which represents a Ch$ 204,413 million increase, equivalent to 23.6% when compared to operating revenues for the same period of 2021, mainly due to the following:

>	Higher energy sales revenue amounting to Ch$ 193,487 million primarily as a result of: (i) a higher average sales price for Ch$ 139,050 million due to a higher exchange rate effect; and (ii) higher physical energy sales (+595 GWh) equivalent to Ch$ 54,437 million primarily in the residential customer segment.

>	Greater other services revenue for Ch$ 15,622 million mainly due to: (i) higher tolls for Ch$ 18,219 million, mainly in the zonal transmission segment; and (ii) greater revenue from other services amounting to Ch$ 1,203 million. The above was partially offset by lower revenue from the construction of customer connections and public lighting for Ch$ 3,800 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

The above was partially offset by:

>	Lower other revenue for Ch$ 5,341 million primarily due to: (i) lower customer compensations for Ch$ 2,167 million, (ii) less recovery of non-registered customer consumption (“CNR” in its Spanish acronym) for Ch$ 1,967 million; and (iii) less reversal of provisions as a consequence of the revocation of the fine imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 1,311 million booked in 2021.

Operating revenues for Q3 2022 amounted to Ch$ 413,258 million, which represents a Ch$ 103,561 million increase, equivalent to 33.4%, when compared to the same quarter of 2021, primarily due to greater energy sales amounting to Ch$ 103,567 million resulting from a higher average sales price for Ch$ 84,821 million related to a greater exchange rate effect, in addition to higher physical energy sales (+183 GWh) equivalent to Ch$ 18,746 million.

▪  Operating costs as of September 30, 2022, reached Ch$ 876,190 million, which represents a Ch$ 179,042 million, or 25.7%, increase when compared to the same period of 2021 explained by:

>	Greater energy purchases for Ch$ 168,902 million mainly due to a higher average energy purchase price for Ch$ 143,470 million in addition to higher physical purchases (+482 GWh) amounting to Ch$ 25,431 million.

>	Higher other variable procurement and services costs for Ch$ 9,821 million, mainly due to: (i) a Ch$ 8,588 million increase in fines imposed by the SEC, and (ii) higher costs of value-added services for Ch$ 1,233 million.

Operating costs for Q3 2022 amounted to Ch$ 354,645 million, which represents a Ch$ 109,964 million increase when compared to Q3 2021, mainly due to: (i) greater energy purchases amounting to Ch$ 103,380 million primarily as a result of a higher average purchase price amounting to Ch$ 89,886 million, and higher physical energy purchases (+125 GWh) equivalent to Ch$ 13,494 million; and (ii) greater other variable procurement and services costs for Ch$ 7,798 million due to a Ch$ 5,361 million increase in SEC fines and higher costs of value-added services for Ch$ 2,437 million.

▪  Personnel expenses (after capitalized personnel costs) reached Ch$ 17,345 million for the period ended September 30, 2022, which represents a Ch$ 12,097 million decline when compared to September 2021, mainly due to: (i) lower restructuring expenses related to the Group’s 2021-2024 digitization strategy for Ch$ 8,581 million; (ii) lower employee bonuses for Ch$ 4,542 million related to the collective bargaining processes carried out with Enel Distribución Chile and Enel Transmisión Chile unions in 2021; and (iii) higher capitalization of personnel expenses related to investment projects for Ch$ 1,154 million. These effects were partially offset by higher salaries for Ch$ 1,748 million primarily related to salary reviews and indexation.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Personnel expenses (after capitalized personnel costs) for Q3 2022 reached Ch$ 5,795 million, similar to the Ch$ 5,259 million booked for Q3 2021.

.

▪  Other expenses for the nine-month period ended September 30, 2022, reached Ch$ 59,273 million, which represents a Ch$ 1,825 million increase when compared to September 2021, mainly due to higher professional services and other various services expenses for Ch$ 2,693 million, partially offset by lower operating, maintenance and repair costs for Ch$ 868 million.

Other expenses for Q3 2022 increased to Ch$ 23,766 million, which represents a Ch$ 3,766 million increase when compared to the same quarter of 2021, mainly due to higher operating, maintenance and repair costs.

Depreciation, Amortization and Impairment

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of September 30, 2022, and 2021.

	Cumulative Figures (Figures in million Ch$)
	Sep-22			Sep-21
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	338,385	(135,382)	203,003	295,079	(121,303)	173,776
Distribution & Networks business	118,593	(57,951)	60,642	82,950	(44,602)	38,347
Less: consolidation adjustments and other activities	(42,349)	1,129	(41,220)	(23,614)	1,494	(22,120)

TOTAL ENEL CHILE CONSOLIDATED	414,630	(192,204)	222,425	354,414	(164,411)	190,003

	Quarterly Figures (Figures in million Ch$)
	Q3 2022			Q3 2021
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	197,239	(48,047)	149,192	28,924	(41,845)	(12,921)
Distribution & Networks business	29,052	(14,175)	14,877	39,757	(14,260)	25,497
Less: consolidation adjustments and other activities	(19,371)	1,498	(17,874)	(8,107)	372	(7,735)

TOTAL ENEL CHILE CONSOLIDATED	206,920	(60,724)	146,195	60,574	(55,734)	4,841

Depreciation, amortization, and impairment expenses amounted to Ch$ 192,204 million, for the nine-month period ended September 30, 2022, a Ch$ 27,793 million increase when compared to the same period of the previous year. This variation is mainly explained by:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022
>	Higher depreciation and amortization for Ch$ 20,356 million mainly related to: (i) greater depreciation and amortization in EGP Chile for Ch$ 12,720 million significantly explained by the exchange rate effect and to a lesser degree by the commissioning of new solar power plants, and (ii) greater depreciation and amortization in the Distribution & Networks business segment for Ch$ 7,646 million, related to the greater amortization of intangible assets related to IT developments for Ch$ 4,779 million and also related to the commissioning of investment projects for Ch$ 2,422 million.

>	Higher accounts receivable impairment losses for Ch$ 7,437 million mainly due to an increase in the Distribution & Networks Segment for Ch$ 5,703 million and in the Generation Segment for Ch$ 1,472 million, due to the increase in accounts receivable from customers and their expected credit loss.

During Q3 2022, depreciation, amortization, and impairment expenses amounted to Ch$ 60,724 million, representing a Ch$ 4,991 million increase when compared to the same quarter of 2021, mainly due to a Ch$ 5,164 million increase in depreciation and amortization in EGP Chile Group significantly explained by the exchange rate effect and the commissioning of projects previously under development.

Non-Operating Income

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of September 30, 2022, and 2021:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Sep-22	Sep-21	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Financial income	44,615	17,655	26,959	152.7%	14,344	6,609	7,735	117.0%
Financial costs	(143,462)	(136,789)	(6,672)	4.9%	(62,894)	(36,277)	(26,617)	73.4%
Foreign currency exchange differences, net	20,116	(5,721)	25,837	N/A	23,265	(1,417)	24,682	N/A
Gain (Loss) for indexed assets and liabilities	8,297	2,874	5,423	188.7%	1,226	1,901	(675)	(35.5%)
NET FINANCIAL EXPENSE ENEL CHILE	(70,434)	(121,981)	51,547	(42.3%)	(24,058)	(29,183)	5,125	(17.6%)

Net Income from other investments	98	105	(7)	(7.1%)	-	105	(105)	(100.0%)
Net Income from Sale of Assets	811	-	811	N/A	-	-	-	N/A
Share of profit (loss) of associates accounted for using the equity method	2,972	420	2,552	N/A	1,420	103	1,317	N/A
OTHER NON-OPERATING RESULTS	3,880	525	3,355	N/A	1,420	208	1,211	N/A

NET INCOME BEFORE TAXES	155,871	68,547	87,324	127.4%	123,556	(24,134)	147,691	N/A
Income Tax	14,709	(9,665)	24,374	(252.2%)	(10,298)	10,872	(21,171)	(194.7%)

NET INCOME OF THE PERIOD	170,581	58,882	111,698	189.7%	113,258	(13,262)	126,520	N/A
Attributable to Shareholders of the parent company	149,442	48,403	101,039	208.7%	100,246	(15,037)	115,282	N/A
Attributable to Non-controlling interest	21,138	10,479	10,660	101.7%	13,012	1,774	11,238	N/A

Financial Result

The consolidated financial result of Enel Chile, as of September 30, 2022, amounted to a Ch$ 70,434 million loss, a Ch$ 51,547 million improvement when compared to the Ch$ 121,981 million loss booked during the same period of 2021. During Q3 2022, the financial result reached a Ch$ 24,058 million loss, which represents a 17.6% loss reduction when compared to Q3 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

These results are primarily explained by the following:

Financial income increased Ch$ 26,959 million mainly due to: (i) the restatement of dismantling provisions of the power plants that were impaired as a result of the Company’s decarbonization process for Ch$ 10,300 million due to higher interest rates during the period; (ii) higher returns on short term fixed income investments amounting to Ch$ 10,974 million; and (iii) greater financial income related to customer invoice payment plans for Ch$ 3,265 million.

Financial income during Q3 2022 increased Ch$ 7,735 million when compared to the same quarter of 2021 mainly due to: (i) higher returns on short term fixed income investments amounting to Ch$ 5,418 million, and (ii) greater financial income related to customer invoice payment plans for Ch$ 1,254 million.

Financial expenses increased Ch$ 6,672 million, primarily explained by: (i) higher financial expenses with related parties for Ch$ 21,119 million due to the new loans obtained from EFI, (ii) higher interest expenses on bonds and bank loans amounting to Ch$ 13,202 million, and (iii) higher interest expenses for postponing supplier payments amounting to Ch$ 6,548 million; and (iv) higher expense for financial restatement of dismantling provisions amounting to Ch$ 6,064 million. These effects were partially offset by: (i) lower financial expenses on factoring contracts for Ch$ 19,324 million, mainly related to the sale of accounts receivables that arise from the Tariff Stabilization Law 21,185 that decreased Ch$ 26,395 million; (ii) lower financial expenses due to greater capitalization of interest amounting to Ch$ 12,418 million primarily related to the development of non-conventional renewable energy projects and the greater continuity in the development of the Los Cóndores project, (iii) lower financial expenses due to the reduction of accounts receivables resulting from the Utilities Law[3] for Ch$ 6,271 million; and (iv) lower expenses related to the application of Tariff Stabilization Law No. 21,185 for Ch$ 2,640 million.

During Q3 2022, financial expenses increased Ch$ 26,617 million when compared to the same quarter of 2021, mainly due to: (i) greater financial expenses with related parties for Ch$ 10,683 million related to the new loans obtained from EFI, (ii) higher interest on bonds and bank loans amounting to Ch$ 5,585 million, (iii) higher financial expenses on factoring contracts for Ch$ 13,004 million, mainly related to the sale of accounts receivables that arise from the Tariff Stabilization Law 21,185 that increased Ch$ 10,028 million (Decree 9T dated May 30, 2022), (iv) higher interest expenses for postponing supplier payments for Ch$ 3,775 million, and (v) higher expense for financial restatement of dismantling provisions for Ch$ 2,114 million. These effects were partially offset by: (i) lower financial expenses due to higher capitalization of interest amounting to Ch$ 3,853 million, and (ii) lower financial expenses due to the reduction of accounts receivables resulting from the Utilities Law for Ch$ 6,271 million.

3 Within the context of the Covid-19 health crisis, on August 5, 2020, Law 21,249 was enacted. It establishes extraordinary measures for customers of utilities and gas suppliers including the option to pay their past due billings in up to 48 installments without paying interest or fines. On May 22, 2021, Law 21,340 was enacted, which extended those conditions until December 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Income related to indexation increased Ch$ 5,423 million, primarily due to: (i) a Ch$ 6,448 million increase in profit from non-financial asset indexation; (ii) a Ch$ 510 million increase in profit from recoverable taxes. These effects were partly offset by: (i) a Ch$ 1,262 million decrease in profit from indexation of financial instruments primarily related to financial debt and derivative instruments; and (ii) a greater negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 334 million.

During Q3 2022, income related to indexation decreased Ch$ 675 million when compared to the same quarter of 2021, primarily due to: (i) a Ch$ 2,443 million increase in losses from indexation of financial instruments primarily related to financial debt and derivative instruments; (ii) a greater negative effect caused by IAS 29 on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 996 million, and (iii) a Ch$ 602 million greater loss on trade accounts and other accounts payable. These effects were partly offset by a Ch$ 3,628 million increase in profit from non-financial asset indexation.

The profit from exchange rate differences increased Ch$ 25,837 million, mainly due to: (i) greater positive exchange rate differences on trade accounts receivables for Ch$ 43,337 million that include the Ch$ 54,012 million positive effect related to the Tariff Stabilization Laws No.21,185 and No.21,472 that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) a lower negative exchange rate difference effect on trade accounts payable for Ch$ 10,313 million that includes the Ch$ 14,936 million negative effect related to the tariff stabilization mechanisms.

The abovementioned was partially offset by: (i) a greater negative exchange rate difference effect on financial debt and derivative instruments for Ch$ 17,058 million; and (ii) a lower positive exchange rate difference effect on cash and cash equivalents for Ch$ 7,534 million.

During Q3 2022, the profit from exchange rate differences increased Ch$ 24,682 million, when compared to the same quarter of 2021 primarily due to: (i) a greater positive exchange rate difference effect on trade accounts receivables for Ch$ 7,161 million, including the Ch$ 3,089 million positive effect related to the tariff stabilization mechanisms, (ii) a greater positive exchange rate difference effect on trade accounts payable to related parties for Ch$ 21,481 million mainly related to EFI loans, and (iii) a lower negative exchange rate difference effect on trade accounts payable for Ch$ 14,716 million that includes the Ch$ 1,695 million positive effect due to the tariff stabilization mechanisms.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

The abovementioned was partially offset by a greater negative exchange rate difference effect on cash and cash equivalents for Ch$ 15,624 million.

Corporate Taxes:

Corporate income tax reached a Ch$ 14,709 million profit as of September 30, 2022, which represents a Ch$ 24,374 million tax expense reduction when compared to the same period of the previous year, primarily explained by a Ch$ 33,916 million increase in price-level restatement losses. This was partially offset by a Ch$ 8,946 million increase in tax expenses due to lower financial expenses this period when compared to the same period of 2021 related to account receivables factoring.

During Q3 2022, Corporate income tax reached a Ch$ 10,298 million loss, which represents a Ch$ 21,171 million higher expense when compared to same quarter of 2021 primarily due to a Ch$ 38,166 million income tax increase due to higher operating income in Q3 2022 when compared to Q3 2021. This was partially offset by a Ch$ 13,706 million income tax reduction due to this period’s greater price-level restatement losses.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

2.	BALANCE SHEET ANALYSIS

Total Assets of the Company as of September 30, 2022, increased Ch$ 2,125,522 million, when compared to total assets as of December 31, 2021.

ASSETS (Figures in million Ch$)	Sep-22	Dec-21	Change	% Change

Current Assets	2,434,300	1,268,253	1,166,047	91.9%
Non Current Assets	9,191,546	8,232,071	959,475	11.7%

Total Assets	11,625,846	9,500,324	2,125,522	22.4%

Current Assets increased Ch$ 1,166,047 million as of September 30, 2022. The variations in the main categories are presented below:

•	Current trade accounts receivables and other accounts receivables increased Ch$ 548,663 million, mainly explained by: (i) a Ch$ 511,537 million increase in trade accounts receivables of which Ch$ 312,731 million are Generation business accounts receivables and Ch$ 193,793 million are Distribution & Networks business accounts receivables due to higher physical sales in both business segments, higher average sales prices when expressed in Chilean pesos, and the expiration of tariff stabilization Law 21,185[4] in January 2022, establishing that, as of March 2022, the difference between the contracted regulated customer prices of Distribution Companies and the regulated price billed to final customers would begin accumulating in a short-term regulated customer receivables account; and (ii) an increase in accounts receivables for advance payments to suppliers for Ch$ 37,226 million.

•	Non-current assets or assets available-for-sale increased Ch$ 414,179 million mainly because current and non-current assets of Enel Transmisión Chile S.A were reclassified as assets available-for-sale.

•	Current related party accounts receivables increased Ch$ 205,269 million, due to greater accounts receivables from: (i) Enel Global Trading SpA for Ch$ 171,714 million mostly related to gas sales and commodity derivative transactions; and (ii) Endesa Energía S.A.U. for Ch$ 36,729 million related to gas sales.

4 In January 2022, the US$ 1,350 million accounts receivables limit for regulated customers established by tariff stabilization mechanism Law 21,185 was reached. On August 2, 2022 Law 21,472 was published creating a tariff stabilization fund establishing a New Temporary Regulated Customer Price Stabilization Mechanism. The amount accumulated in excess of the US$1,350 million fund established in Law 21,185 is considered part of this new mechanism defined by Law 21,472.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022
•	Other non-financial current assets increased Ch$ 83,273 million mainly explained by a Ch$ 99,755 million increase in the balance of value added tax credits primarily related to higher Enel Generación Chile purchases, partially offset by lower prepaid expenses for Ch$ 16,186 million, primarily related to amortization of insurance premiums.

These effects were partially compensated by:

•	A Ch$ 74,595 million reduction in Cash and cash equivalents mainly explained by the following cash outflows: (i) supplier payments for Ch$ 3,376,794 million, (ii) purchase of property, plants and equipment for Ch$ 711,863 million, (iii) loan payments for Ch$ 203,099 million, (iv) interest payments for Ch$ 110,087 million, (v) employee related payments for Ch$ 109,012 million, (vi) income tax payments for Ch$ 44,840 million, (vii) dividend payments for 34,886 million, (viii) insurance premium payments for Ch$ 26,619 million, and (ix) other cash outflows for Ch$ 94,931 million, mainly value added tax and other tax payments. These cash outflows were partly offset by the following cash inflows: (i) customer collections for Ch$ 3,586,629 million that include cash inflows for factoring of both Generation and Distribution & Networks business accounts receivables for Ch$ 1,065,181 million, (ii) loans granted by EFI to Enel Chile for Ch$ 602,034 million, and (iii) bank loans for Ch$ 448,873 million.

Non-Current Assets increased Ch$ 959,475 million as of September 30, 2022, when compared to December 31, 2021. The variations in the main categories are presented below:

•	Property, plant, and equipment increased Ch$ 559,894 million, mainly due to (i) an increase in projects under construction for Ch$ 596,364 million, primarily in the Generation business; and (ii) a Ch$ 411,901 million increase in exchange rate differences, primarily in EGP Chile due to the depreciation of the Chilean Peso / US Dollar exchange rate because EGP Chile’s functional currency is the US dollar; (iii) a Ch$ 24,316 million increase in Generation business property, plant and equipment; and (iv) a Ch$ 30,828 million increase in network infrastructure. These effects were partially offset by: (i) the period’s depreciation amounting to Ch$ 155,852 million; and (ii) reclassification of Enel Transmisión Chile S.A. property, plants and equipment as Available-for-sale for Ch$ 310,039 million.

•	Deferred tax assets increased Ch$ 239,397 million mainly due to an increase in assets as a consequence of tax losses for Ch$ 325,911 million, of which Ch$ 215,143 million belong to Enel Generación Chile and Ch$ 110,768 million to Enel Chile. These effects were partially offset by lower depreciation of fixed assets for Ch$ 99,161 million in Enel Generación Chile.

•	A Ch$ 42,591 million increase in right-of-use assets mainly due to an increase in Enel Green Power Chile related to exchange rate differences and new land rental agreements for new project developments.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

•	A Ch$ 39,620 million increase in investments accounted for using the equity method mainly explained by: (i) the acquisition of non-controlling shareholdings of Inversiones K Cuatro S.p.A. for Ch$ 29,353 million, HIF H2 S.p.A. for Ch$ 2,703 million, Enel X Way Chile S.p.A. for Ch$ 1,835 million, and Suministradora de Buses K Cuatro S.p.A. for Ch$ 297 million; and (ii) the Ch$ 2,972 million share of associate and jointly controlled companies’ net income, mainly from GNL Chile S.A.

•	A Ch$ 25,602 million increase in Other non-current non-financial assets mainly explained by: (i) a Ch$ 21,397 million increase in value added tax credits, primarily in EGP Chile; and (ii) capitalization of stamp duties in Enel Chile related to EFI loans for Ch$ 4,366 million.

Total Liabilities of the Company as of September 30, 2022, including Equity, reached Ch$ 11,625,846 million, which represents a 22.4% increase when compared to total liabilities as of December 31, 2021.

LIABILITIES AND EQUITY (Figures in million Ch$)	Sep-22	Dec-21	Change	% Change

Current Liabilities	3,941,638	2,132,327	1,809,311	84.9%
Non Current Liabilities	4,326,965	4,021,504	305,461	7.6%
Total Equity	3,357,243	3,346,493	10,750	0.3%
Attributable to the Shareholders of parent company	3,086,533	3,097,868	(11,335)	(0.4%)
Attributable to Non-controlling interest	270,710	248,625	22,085	8.9%

Total Liabilities and Equity	11,625,846	9,500,324	2,125,522	22.4%

Current liabilities increased Ch$ 1,809,311 million. The variations in the main categories are presented below:

•	Current related party accounts payable increased Ch$ 1,244,703 million, primarily due to an increase in the following accounts payable: (i) Enel Finance International NV (EFI) for Ch$ 983,061 million related to the new debt granted to Enel Chile during 2022 for a total Ch$ 602,034 million (US$ 700 million), the Ch$ 201,862 million exchange rate difference effect on the debt, and transferring the Ch$ 168,552 million short-term portion of the debt to the current liability category; (ii) Enel Global Trading S.p.A. for Ch$ 228,028 million, mainly related to commodity derivative transactions; (iii) GNL Chile for Ch$ 23,029 million related to gas purchases; and (iv) Enel Grids S.r.L. for Ch$ 9,161 million for IT services.

•	Other current financial liabilities increased Ch$ 319,005 million, mainly explained by: (i) greater bank loans for Ch$ 294,207 million mainly due to the disbursement of 100% of Enel Chile’s new credit line obtained from Nova-Scotia and Mizuho (US$ 300 million); (ii) a Ch$ 18,636 million increase in bond liabilities primarily related to interest accruals; and (iii) a Ch$ 6,161 million increase in hedging and non hedging derivatives.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022
•	Current trade accounts payable and other current accounts payable increased Ch$ 193,390 million, primarily due to: (i) a Ch$ 203,689 million increase in accounts payable for energy purchases; (ii) a Ch$ 59,319 million increase in accounts payable for fuel purchases; and (iii) a Ch$ 39,190 million increase in accounts payable for goods and services.These effects were partially offset by: (i) a Ch$ 92,879 million reduction in accounts payable for the purchase of assets; (ii) a Ch$ 11,735 million reduction in dividends payable; and (iii) a Ch$ 3,243 million reduction in accounts payable to employees.

•	Liabilities available-for-sale increased Ch$ 28,420 million because current and non-current liabilities of Enel Transmisión Chile S.A were reclassified as available-for-sale.

Non-Current Liabilities increased Ch$ 305,461 million as of September 30, 2022, which is explained by the following:

•	Other non-current financial liabilities increased Ch$ 256,249 million, due to: (i) an increase in bonds payable for Ch$ 204,876 million and bank loans for Ch$ 28,972 million, primarily resulting from exchange rate differences and indexation; and (ii) the increase in hedging and non-hedging derivative liabilities for Ch$ 22,401 million.

•	Non-current rental liabilities increased Ch$ 38,927 million explained by an increase in Enel Green Power Chile due to exchange rate differences and land rental agreements for new project developments.

•	Other Non-current accounts payable increased Ch$ 29,213 million, mainly Enel Distribución Chile greater accounts payable for energy purchases for Ch$ 32,722 million as a result of the Tariff Stabilization Law 21,185. This effect was partly offset by a Ch$ 3,451 million reduction in accounts payable for the purchase of assets.

These effects were partially compensated by:

•	Non-current related party trade accounts payable decreased Ch$ 12,738 million, explained by a reduction in the balance of accounts payable to EFI mainly because the Ch$ 168,552 million short term portion of the loan was transferred to the current liability category. This effect was mostly offset by the Ch$ 155,342 million increase related to the impact of the exchange rate on the debt.

Total Equity amounted to Ch$ 3,357,243 million as of September 30, 2022, equivalent to a Ch$ 10,750 million reduction when compared to December 31, 2021, mainly explained by the following:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022
•	Equity attributable to the owners of Enel Chile amounted to Ch$ 3,086,533 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,754,604 million, and Other reserves for negative Ch$ 2,550,174 million.

>       Retained earnings increased Ch$ 151,418 million, mainly due to the period’s Ch$ 149,442 million net income.

>       Other reserves declined Ch$ 162,753 million, mainly explained by lower cash flow hedge reserves for Ch$ 314,480 million, partially compensated by greater exchange reserves for Ch$ 148,930 million and other various reserves for Ch$ 2,798 million.

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 270,710 million, which represents a Ch$ 22,085 million increase when compared to the balance as of December 31, 2021, mainly due to: (i) the Ch$ 21,138 million profit of the period; and (ii) higher other comprehensive income for Ch$ 8,600 million. These effects were partly offset by dividend payments for Ch$ 7,339 million.

Performance of main financial ratios

RATIO		UNIT	Sep-22	Dec-21	Sep-21	Change	% Change

Liquidity	Liquidity (1)	Times	0.62	0.59	-	0.03	4.7%
	Acid-test (2)	Times	0.60	0.57	-	0.03	4.5%
	Working capital	MMCh$	(1,507,338)	(864,073)	-	(643,265)	74.5%
Leverage	Leverage (3)	Times	2.46	1.84	-	0.62	33.9%
	Short-term debt (4)%		47.7%	34.7%	-	13.0%	37.4%
	Long-term debt (5)%		52.3%	65.3%	-	(13.0%)	(19.9%)
	Financial expenses coverage (6)	Times	3.60	-	2.54	1.06	41.9%
Profitability	Op. income / Op. Revenues	%	6.9%	-	9.2%	(2.3%)	(24.7%)
	ROE (7)%		6.0%	-	7.3%	(1.3%)	(17.2%)
	ROA (8)%		2.1%	-	2.9%	(0.8%)	(28.6%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of September 30, 2022, reached 0.62 times, which represents a 4.7% positive variation when compared to December 31, 2021. This variation is mainly due to the increase in current trade accounts receivables and reclassifying Enel Transmisión Chile S.A. current and non-current assets as available for sale, partially offset by an increase in current related party accounts payable, primarily related to new loans obtained by Enel Chile from EFI (US$ 700 million) and the increase in other current financial liabilities related to the loan obtained by Enel Chile from Nova-Scotia and Mizuho (US$ 300 million).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

>	Acid test or quick ratio, as of September 30, 2022, was 0.60 times, which represents an 4.5% positive variation when compared to December 31, 2021 for the same reasons described above.

>	Working capital, as of September 30, 2022, reached a negative value of Ch$ 1,507,338 million, equivalent to an increase of 74.5% when compared to December 31, 2021, for the same reasons explained above.

>	The debt ratio was 2.46 times, which represents the level of commitment of Enel Chile equity as of September 30, 2022 compared to 1.84 times as of December 31, 2021. This weaker result is mainly explained by the increase in financial debt resulting from the new loans obtained by Enel Chile during 2022 and the greater exchange rate effect.

>	The financial expenses coverage ratio for the period ended September of 2022 was 3.6 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 41.9% increase in this index when compared to the same period of last year is mainly due to the EBITDA of both our Generation business and Distribution & Networks business. When excluding the extraordinary effects related to fuel inventory write-offs booked in 2022 and 2021 due to the decarbonization process and the restructuring provisions booked during 2021, this index would have increased 42.8% (4.05 times as of September 2022 compared to 2.83 times as of September 2021).

>	The profitability index was 6.9% as of September 30, 2022, compared to 9.2% for the same period of the last year, 2.3 percentage points less mainly due to higher operating costs primarily in the Generation business. When excluding the extraordinary effects booked in 2022 and 2021, the profitability index would have declined 2.7 percentage points (8.5% as of September 30, 2022 compared to 11.2% as of September 30, 2021).

>	Return on equity was 6.0% for the period ended September 30, 2022, 1.3 percentage points less than the figure for the same period of last year. When excluding the extraordinary effects booked during comparable moving periods mainly related to the decarbonization process, return on equity would have declined 0.1 percentage points (8.4% as of September 30, 2022 compared to 8.5% as of September 30, 2021).

>	Return on assets was 2.1% for the period ended September 30, 2022, which is 0.8 percentage points less than the figure for the same period of last year. When excluding the extraordinary effects booked during the comparable moving periods mainly related to the decarbonization process, return on assets would have decreased 0.6 percentage points (2.8% as of September 30, 2022 compared to 3.4% as of September 30, 2021).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

3.	MAIN CASH FLOWS

Enel Chile Group generated a Ch$ 72,657 million negative net cash flow during the nine-month period ended September 30, 2022, which is Ch$ 46,657 million negative variation when compared to the same period of last year. The main factors that explain this negative variation, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Sep-22	Sep-21	Change	% Change

From Operating Activities	(33,230)	405,183	(438,413)	(108.2%)
From Investing Activities	(726,555)	(608,538)	(118,017)	19.4%
From Financing Activities	687,128	177,355	509,773	287.4%

Total Net Cash Flow	(72,657)	(26,000)	(46,657)	179.5%

Operating activities generated a negative net cash flow of Ch$ 33,230 million for the period ended September 30, 2022. This cash flow mainly comprises the following cash outflows: (i) supplier payments for Ch$ 3,376,794 million; (ii) employee payments for Ch$ 109,012 million; (iii) income tax payments for Ch$ 44,840 million; (iv) net insurance premium payments for Ch$ 26,069 million; and (v) other operating cash disbursements for Ch$ 79,635 million, mainly value added tax payments and other taxes. These cash flows were partially compensated by the following cash inflows: (i) collections of sales of goods and services for Ch$ 3,586,629 million; and (ii) collections from other operating activities for Ch$ 16,492 million.

The Ch$ 438,413 million increase in operational cash outflows this year when compared to the same period of 2021 is mainly due to the Ch$ 1,314,337 million increase in supplier payments. This effect was partly offset by: (i) a Ch$ 809,850 million increase in collections of sale of goods and services that includes the Ch$ 155,443 million increase from invoice factoring this year when compared to the same period of 2021; and (ii) a Ch$ 51,230 million reduction in income tax payments.

Investing activities generated a negative net cash flow of Ch$ 726,555 million for the period ended September 30, 2022. This cash flow comprises the following: (i) Ch$ 711,863 million in payments to purchase property, plant and equipment; and (ii) a Ch$ 29,940 million payment for the 40% additional shareholding of Sociedad de Inversiones K Cuatro S.p.A. acquired by Enel X Chile S.A. in February 2022. The aforementioned cash flows were partially offset by the Ch$ 11,358 million cash flow received in May 2022 for the sale of 51% of Enel X Way Chile S.p.A., company created from the spin-off of Enel X Chile S.A.

The Ch$ 118,017 million increase in investment cash outflows when compared to September 2021 is primarily explained by: (i) the Ch$ 105,438 million increase in cash outflows to purchase property plant and equipment mainly by EGP Chile and Enel Transmisión Chile; and (ii) the acquisition of the shareholding of Sociedad de Inversiones K Cuatro S.p.A. for Ch$ 29,940 million. These outflows were partially compensated by a Ch$ 17,179 million reduction in the payment of intangible assets.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Financing activities generated a positive net cash flow of Ch$ 687,128 million for the period ended September 30, 2022. This cash flow mainly comprises the cash inflow from: (i) the new loans granted by EFI to Enel Chile for Ch$ 602,034 million; and (ii) new bank loans obtained by Enel Chile for Ch$ 448,873 million. These cash inflows were partially offset by the following cash outflows: (i) bank loan and bond payments for Ch$ 203,099 million made by Enel Chile and Enel Generación Chile; (ii) interest payments for Ch$ 110,087 million; (iii) dividend payments for Ch$ 34,886 million; and (iv) other cash outflows for Ch$ 15,707 million.

The Ch$ 509,773 million increase in the Company’s financial cash flow when compared to September 2021 is mainly explained by: (i) the Ch$ 411,165 million increase in bank loans; (ii) less dividend payments for Ch$ 192,299 million; and (iii) the Ch$ 131,934 additional cash inflow from EFI loans. These financial cash flows were offset by: (i) a Ch$ 186,554 million increase in loan payments; and (ii) a Ch$ 30,141 million increase in interest payments.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the nine-month period ended September 30, 2022, and 2021.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Sep-22	Sep-21	Sep-22	Sep-21

Generation business in Chile	628,558	546,341	133,994	121,387
Distribution & Networks business in Chile	80,776	57,920	40,382	32,740
Other entities (business different to generation and distribution)	2,530	2,165	589	482

Total Consolidated ENEL CHILE Group	711,863	606,426	174,965	154,610

The most relevant cash outflows originate in the Generation business and are related to the construction of new renewable electricity generation projects that amount to Ch$ 628,558 million as of September 30, 2022.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 38 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2022	December 31, 2021

Fixed Interest Rate	68%	82%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, LIBOR will be gradually discontinued, with a deadline of June 30, 2023, and the market consensus is that it will be replaced by the SOFR reference rate, corresponding to a risk-free rate. The Enel Chile Group has developed an analysis of the potential impacts of this reform, which includes an identification of the affected contracts, an analysis of the relevant clauses and a work plan in order to adapt and update such documentation to the new market standards. Additionally, and as a way of anticipating this reform, all new financial operations signed by Enel Chile have been governed by the new SOFR reference interest rate.

However, this does not eliminate some potential risks inherent to the process of adapting to the new reference rate, such as a possible increase or decrease in the interest rate after a change in the reference rate, risk related to the availability of data of the new rate, operational risk derived from the need to adapt our systems to the new reference rate, among others.

As of September 30, 2022, our total exposure to LIBOR debt is US$ 1,190 million and all of them include provisions for the transition from LIBOR to an alternative reference rate. Additionally, we have hedges through derivative instruments that reference Libor maturing after June 2023 for US$ 50 million and include transition provisions according to market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022
>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the third quarter of 2022, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

As of September 30, 2022, the Company held swaps for 839 Kbbl of Brent oil to be settled in 2022 and 3,400 Kbbl of Brent oil to be settled in 2023; regarding gas, there were swaps for three commodities: a) the HH Swap with 6.0 TBtu to be settled in 2022 and 2.0 TBtu to be settled in 2023; b) the HH Future, with 1.1 TBtu to be settled in 2022 and 18.9 TBtu to be settled in 2023; and c) TFU with 12.3 TBtu to be settled in 2023. Regarding coal, there were 126.6 kTon to be settled in 2022 and 175.6 kTon to be settled in 2023. As of December 31, 2021, the Company held swaps for 1,930 kBbl of Brent oil to be settled in 2022 and 9.1 TBtu of Henry Hub gas to be settled in 2022.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the third quarter of 2022 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

Despite the negative working capital as of September 2022, the Company is able to respond to this situation and mitigate the risk with the policy and actions described herein.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of September 30, 2022, the liquidity of Enel Chile Group was Ch$ 235,380 million in cash and cash equivalents and Ch$ 130,024 million in long-term committed credit lines. As of December 31, 2021, the liquidity of Enel Chile Group was Ch$ 309,975 million in cash and cash equivalents and Ch$ 118,469 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. However, on August 8, 2020, Law 21,249 of Basic Services was published, also with two extensions during 2021, which provided, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of Law No. 21,249 and its extensions, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who had debt from the period indicated above to February 11, 2022, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021.

The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments (installment 49). The collection system began on August 1, 2022. According to new official letter No.140129 dated September 30, 2022, the customer no longer loses its subsidy completely if it does not keep its account up to date, but will lose the subsidy monthly after 45 days of non-payment since the expiration of the first document in which the subsidy was charged. Therefore, only the pro-rata installment will be charged as the previous balance until the customer regularize its situation.

The Group's portfolio has demonstrated, to date, resilience to face the global pandemic crisis. All this thanks to a strengthening of digital collection channels and a solid diversification of commercial clients that have had a low exposure to COVID impacts.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 926,312 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, another subscribed in October 2021 and maturing in October 2025, and another one subscribed in April 2022 maturing in October 2023, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in August 2037, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in arrears also exceeds the equivalent of US$150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2022

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of September 30, 2022.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of September 30, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: October 28, 2022